Exhibit 4.2

THIS DEED OF ADHERENCE is made on 23 December 2015

BY SANTANDER UK GROUP HOLDINGS PLC of 2 Triton Square, Regent’s Place, London SW13 9PY (the “Covenantor”) in favour of the persons whose names are set out in the schedule to this Deed and for the benefit of every other person who becomes a party to the Capital Support Deed (as subsequently defined) after the date of this Deed and is SUPPLEMENTAL to a Capital Support Deed dated 23 December 2015 made between the parties thereto (the “Capital Support Deed”).

INTRODUCTION:

(A)	The Covenantor has become, or will on or about the date of this Deed become, a Core UK Group Member.

(B)

This Deed is made in compliance with Clause 13 of the Capital Support Deed under which each Party to the Capital Support Deed undertakes to procure, to the extent reasonably within its power to do so, that any entity which shall from time to time become eligible to become a Core UK Group Member shall accede to the terms of the Capital Support Deed as if it were an original Party thereto.

(C)	Words and expressions defined in the Capital Support Deed shall have the same meaning when used in this Deed.

THIS DEED WITNESSES as follows:

1.

The Covenantor confirms that it has been given, and that its directors and/or officers have read, a copy of the Capital Support Deed and, pursuant to Clause 13 of the Capital Support Deed, covenants with and for the benefit of each person named in the schedule to this Deed and for the benefit of any other person who becomes a Party to the Capital Support Deed after the date of this Deed to perform, comply with and be bound by aII the terms of the Capital Support Deed as if the Covenantor was an original Party to the Capital Support Deed and was named in it as an Unregulated Entity with the intent that the Covenantor shall be entitled to the rights and subject to the obligations of an Unregulated Entity thereunder.

2.	The address of the Covenantor for the purposes of Clause 14 (Notices) of the Capital Support Deed is as follows:

2, Triton Square

London

NW1 3AN

(for the attention of: Shaun Coles)

3.

This Deed and all matters arising from or connected with it are governed by English law and the Covenantor agrees to submit to the exclusive jurisdiction of the courts of England. The terms of clauses 20 (Governing Law) and 21 (Enforcement) of the Capital Support Deed shall apply to this Deed as if they were each incorporated in it.

IN WITNESS WHEREOF this Deed has been executed by the Covenantor and is intended to be and is delivered as a deed on the date written at the beginning of this Deed.

Executed by the Covenantor as a Deed.	/s/ Andrew Honey
For and on behalf of Santander UK Group Holdings plc

In the presence of:	/s/ Steve Moulton-Brady
Witness signature
Witness name:	Steve Moulton-Brady
Witness address:	Castle Cottage
Lullingstone, Kent, DA4 0JA

SCHEDULE

Abbey National Treasury Services plc

Santander UK plc

Cater Allen Limited

Santander Cards Limited

Santander Consumer (UK) plc

Santander Asset Finance plc

Santander Estates Limited

Santander Lending Limited

2&3 Triton Limited

Santander Private Banking UK Limited

Santander Cards UK Limited

Santander Consumer Credit Services Limited

Abbey National Treasury Services Overseas Holdings

Santander Asset Finance (December) Limited

A&L CF June (3) Limited

A&L CF March (5) Limited